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Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income (loss) from continuing operations	$(8,522)	$4,991	$13,702	$97,823	$(71,533)

Additions:
Income taxes (recovery)	2,157	818	5,770	25,172	(19,411)
Minority interest in earnings of consolidated subsidiaries	21,192	9,235	4,508	6,720	(4,621)
Fixed charges, as shown below	14,706	13,165	21,030	25,684	43,189
Dividends received from equity-method investees	1,796	7,269	4,326	4,228	1,353

	39,851	30,487	35,634	61,804	20,510

Subtractions:
Equity in income of investees	1,402	3,651	4,929	2,142	(1,034)
Minority interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—	—	—	—

	1,402	3,651	4,929	2,142	(1,034)

Earnings as adjusted	$29,927	$31,827	$44,407	$157,485	$(49,989)

Fixed charges:
Interest on indebtedness, expensed or capitalized	$7,955	$6,418	$13,776	$19,676	$34,073
Amortization of debt discount and expense and premium on indebtness, expensed or capitalized	1,305	2,372	3,897	2,428	2,798
Interest within rent expense	5,446	4,375	3,357	3,580	6,318

Total fixed charges	$14,706	$13,165	$21,030	$25,684	$43,189

Ratio of earnings to fixed charges	2.04	2.42	2.11	6.13	N/A

Dollar amount deficiency	N/A	N/A	N/A	N/A	$93,178

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  Exhibit 12
Statement of Computation of Ratio of Earnings to Fixed Charges